U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Mattel, Inc.

2. Name of person relying on exemption:

Southeastern Asset Management, Inc.

3. Address of person relying on exemption:

5100 Poplar Avenue, Suite 2450, Memphis, TN 38139

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

See attached.

Southeastern Asset Management Issues Open Letter Calling on Mattel to Explore Strategic Alternatives

MEMPHIS, Tenn., May 7, 2026 (BUSINESS WIRE) -- Southeastern Asset Management, Inc. (“Southeastern”) today issued an open letter to the board of directors and shareholders of Mattel, Inc. (NASDAQ: MAT) (“Mattel” or the “Company”), calling on the Company to explore strategic alternatives. The full text of the letter is below.

May 7, 2026

Board of Directors and Shareholders of Mattel, Inc.

c/o Secretary, TWR 15-1

Mattel, Inc.

333 Continental Boulevard

El Segundo, CA 90245-5012

VIA Email, FedEx and Press Release

Open Letter to the Board and Shareholders of Mattel, Inc.

Southeastern Asset Management, Inc. manages on behalf of its clients over 4% of Mattel’s common stock. We are sharing this letter with the Board and other shareholders as a continuation of a conversation we began with CEO Ynon Kreiz in mid-March, when we sent him the following:

Ynon,

As you know, Southeastern has been a supportive Mattel investor for over eight years. We are grateful for your leadership that stabilized the business during a difficult period. We believe Mattel now has a solid balance sheet and a strong set of brands that should grow free cash flow per share in aggregate beyond 2026. However, after more thought since our last meeting, we believe that now is the time for the Company to explore strategic alternatives. We believe there are at least three groups of buyers of Mattel that would be better owners to realize long-term value:

1.	Private equity buyers have circled Mattel in the last few years. Mattel’s business does not always lend itself well to the quarterly results stability that the public equity market prefers. We also wonder how Mattel’s controversial $150 million of investment spending in 2026 would go if the company were private – maybe even more spending, maybe less? We believe this is a cash-generative business that can support a larger amount of leverage when it doesn’t have to worry about quarterly results and annual guidance.

2.	The most logical strategic buyer of Mattel is likely another “toy” company. We put “toy” in quotes as the industry has a broad spectrum, and Mattel itself is not and should not be focused only on selling physical items. We know that Mattel and Hasbro have engaged in on-and-off talks for decades. At the moment, a deal between the two companies is possible in our view. Hasbro has done a better job executing on digital growth than Mattel and therefore has more credibility in this important part of the business. We believe synergies between the two companies would be material, creating a stronger player in a global industry. There are also other toy companies of size around the world who would be interested in Mattel. A smaller sale of Fisher-Price only (after its years of underperformance) in order to print a better consolidated growth rate is not sufficient for Mattel to realize its potential.

3.	Now that the dust has settled from the Warner bidding war, large media companies are looking for their next moves. Mattel has valuable intellectual property that we believe would fit well with one of these entities. The public market was not willing to pay for the success of the Barbie movie and might not be willing to pay for a pipeline of other content at Mattel, but a media company would value these assets.

These three categories are not mutually exclusive: a toy company might not want to make movies or a media company might not want to make toys, all while certain private equity buyers might only want certain parts of Mattel. There are creative solutions to maximize value for shareholders if Mattel actively explores the landscape.

We worry that your current compensation package incentivizes waiting too long for a stock price over $30. We see a value per share today approaching $30, but we do not want to wait longer for that to be realized. We would prefer you lead the effort to explore strategic alternatives given your industry knowledge and relationships.

Sincerely,

Southeastern Asset Management, Inc.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted by Southeastern.

About Southeastern Asset Management, Inc.

Southeastern is a 100% employee-owned, global investment management firm founded in 1975. We are long-term, concentrated, engaged value investors as defined by our Business, People, Price approach. Headquartered in Memphis, Tennessee, the firm is the investment advisor for the Longleaf Partners Funds. Southeastern’s employees and related entities are the largest investors across the funds advised by Southeastern.

Disclaimer

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if the underlying assumptions of Southeastern prove to be incorrect, the actual results may vary from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Southeastern that the future plans, estimates or expectations contemplated will ever be achieved.

Contact

1-901-761-2474

info@seasset.com